

Cody Simms (He/Him) · 3rd

Partner at My Climate Journey // Co-founder at Climate Changemakers

Los Angeles Metropolitan Area · Contact info

500+ connections

My Climate Journey

University of Kansas

Experience

Partner
My Climate Journey
Oct 2021 – Present · 1 mo

Co Author
Levers - The Framework for Building Repeatability into Your Business
Mar 2021 – Present · 8 mos

Co-Founder and Board Member
Climate Changemakers
Jul 2020 – Present · 1 yr 4 mos

Board Member
Voatz
Feb 2019 – Present · 2 yrs 9 mos

Techstars
8 yrs 2 mos

- **Senior Vice President, Climate & Sustainability**
  Jan 2020 – Oct 2021 · 1 yr 10 mos
  Los Angeles Metropolitan Area
- **Investment Partner**
  Oct 2017 – Oct 2021 · 4 yrs 1 mo
  Greater Los Angeles Area

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Education

University of Kansas
BA, History / East Asia Languages & Culture (Mandarin Chinese)
1995 – 1999

Goldsmiths College, U. of London
MA, Transnational Communications & Global Media
2002 – 2003

Princeton University
Intensive Mandarin Chinese, Princeton in Beijing
1997 – 1997